SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 5)*

Enstar Group Limited

(Name of Issuer)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G3075P101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(Page 1 of 6 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G3075P101	Page 2 of 6 Pages

1	Name of reporting persons Dominic F. Silvester
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,232,467
	6	Shared voting power 0
	7	Sole dispositive power 1,232,467
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,232,467
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 7.8% (based on 15,761,365 ordinary voting shares outstanding as of December 31, 2014, as provided by the issuer)
12	Type of reporting person (see instructions) IN

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CUSIP No. G3075P101	Page 3 of 6 Pages

Item 1(a). Name of Issuer:

Enstar Group Limited

Item 1(b). Address of Issuer’s Principal Executive Offices:

P.O. Box HM 2267

Windsor Place, 3rd Floor

22 Queen Street

Hamilton, Bermuda HM JX

Item 2(a). Name of Person Filing:

Dominic F. Silvester

Item 2(b). Address of Principal Business Office or, if none, Residence:

P.O. Box HM 2267

Windsor Place, 3rd Floor

22 Queen Street

Hamilton, Bermuda HM JX

Item 2(c). Citizenship:

United Kingdom

Item 2(d). Title of Class of Securities:

Ordinary Shares, par value $1.00 per share (the “Ordinary Shares”)

Item 2(e). CUSIP Number:

G3075P101

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CUSIP No. G3075P101	Page 4 of 6 Pages

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act of 1934 (the “Exchange Act”);

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4. Ownership.

(a)	Amount Beneficially Owned:

Dominic F. Silvester beneficially owns 1,232,467 ordinary shares as of December 31, 2014. This amount includes: (i) 490,732 shares owned directly; and (ii) 741,735 shares owned indirectly through the Right Trust, of which R&H Trust Co. (BVI) Limited is trustee and Mr. Silvester and his immediate family are the sole beneficiaries.

(b)	Percent of Class:

7.8% (based on 15,761,365 ordinary voting shares outstanding as of December 31, 2014, as provided by the issuer)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,232,467 (see Item 4(a))

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,232,467 (see Item 4(a))

(iv)	Shared power to dispose or to direct the disposition of: 0

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CUSIP No. G3075P101	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of a Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

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CUSIP No. G3075P101	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Dominic F. Silvester
Dated: February 13, 2015	Dominic F. Silvester